UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Chief Financial Officer and Chief Technology Officer

So-Young International Inc. (the “Company”) has appointed Mr. Hui Zhao as chief financial officer and Mr. Yang Yu as chief technology officer, both effective May 8, 2023.

Appointment of Mr. Hui Zhao as Chief Financial Officer

Mr. Hui Zhao has served as senior vice president of the Company since November 2022. Prior to joining the Company, Mr. Zhao served as a director of finance at KE Holdings Inc. (NYSE: BEKE; HKEX: 2423), from 2017 to 2022. Prior to that, Mr. Zhao was the director of finance at Yusys Technologies Co., Ltd. from 2016 to 2017, the director of financial analysis and reporting at Boston Battery Technology Co., Ltd. from 2015 to 2016, and a senior audit manager at Ernst & Young Hua Ming LLP from 2005 to 2015. Mr. Zhao is a member of ACCA and AICPA. Mr. Zhao received a bachelor’s degree in financial management from Nankai University in 2003 and a master’s degree in economics and finance from York University in 2004.

Appointment of Mr. Yang Yu as Chief Technology Officer

Mr. Yang Yu has served as senior vice president of the Company since July 2022. Prior to joining the Company, Mr. Yu served as a senior vice president at Missfresh Limited (Nasdaq: MF), from 2021 to 2022. Prior to that, Mr. Yu was the chief executive of Farm Friend from 2015 to 2021 and chief technology officer of Linker Networks from 2013 to 2015. Mr. Yu received a bachelor's degree in computer science in 2002 and a master’s degree in computer science in 2005 from National University of Defense Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Xing Jin
Name	:	Xing Jin
Title	:	Chief Executive Officer

Date: May 8, 2023